SCHUCHAT, HERZOG & BRENMAN, LLC

Andrew A. Lopez

Attorney at Law

Direct: 303-295-9704

alopez@shblegal.com

October 6, 2011

Via Edgar and Facsimile

Ms. Jessica Dickerson

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADA-ES, Inc. (“Registrant”)

SEC 1934 Act File No. 000-50216

Amendment No.1 to Registration Statement on Form S-3

Filed September 13, 2011

File No. 333-171936

Dear Ms. Dickerson:

On behalf of ADA-ES, Inc. (the “Company”), we respond as follows to your letter dated October 4, 2011 relating to the Company’s Registration Statement filed on Form S-3 (333-171936) on January 28, 2011 and as amended by Amendment No. 1 filed on September 13, 2011.

Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italicized text and provided our response immediately thereafter.

Comments and Responses:

General

1.      We note that your amendment only includes Part II of the registration statement. Please file a full amendment to the registration statement to specifically incorporate by reference the documents specified in Item 12 of Form S-3. Similarly, please ensure that your disclosures throughout the registration statement are up to date. For example, we note several references to January 27, 2011 and your annual report on Form 10-K for the year ended December 31, 2009 on pages 1, 3, 4, 6, and 16 of the initial registration statement.

1900 Wazee Street, Suite 300, Denver, CO 80202  :  Main. 303.295.9700  :  Fax. 303.295.9701  :  www.shblegal.com

The Company has filed a full amendment to the registration statement that specifically incorporates by reference the documents specified in Item 12 of Form S-3. The Company has updated the disclosures and applicable dates in the amendment to the registration statement to the most recent practical date and has updated references to the most recent annual report on Form 10-K for the year ended December 31, 2010.

2.      Please file, as exhibits, the Form of Underwriting Agreement, Specimen Preferred Stock Certificate and Form of Certificate of Designation of Preferred Stock, Form of Common Stock Warrant Agreement and Warrant Certificate, Form of Preferred Stock Warrant Agreement and Warrant Certificate, and Form of Unit Agreement.

Further to a conversation with a member of the Staff on this topic on October 5, 2011, the Company has inserted a footnote in the exhibit index to the various documents referenced in your comment stating: “To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporated by reference pursuant to a current report on Form 8-K in connection with an offering of securities.” Based on conversations with the Staff, this footnote should satisfy the Staff’s comment on this topic.

Exhibit 5.1

3.      In the first paragraph, when counsel states that it has acted as counsel in connection with the registration statement, please have counsel refer to the registration statement, as amended.

The Company’s counsel has added the words “as amended” when referring to the registration statement in its opinion filed as an exhibit to the amended registration statement.

4.      Please delete the reference to the offering as a resale.

The Company’s counsel has deleted the reference to the offering as resale in its opinion filed as an exhibit to the amended registration statement.

5.      We note that counsel’s opinion is qualified “as of the date hereof.” We further note that counsel assumes no obligation to update its opinion. Please note that, depending on when the registration statement goes effective, the company may be required to file an updated legal opinion of counsel.

The Company and its counsel acknowledge the Staff’s comment and will file an updated legal opinion of counsel as needed.

6.      Counsel can limit reliance on the opinion with regard to purpose, but not person. In this regard, we note counsel’s statement in the penultimate paragraph that it prepared the opinion “solely for [the company’s] use.” Please have counsel revise this statement to clarify that investors are entitled to rely on the opinion.

The Company’s counsel has deleted counsel’s statement in regard to who may rely on and use counsel’s opinion in its opinion filed as an exhibit to the amended registration statement.

7.      Please confirm your understanding that a clean opinion is required with every takedown.

The Company and its undersigned counsel hereby confirm that a clean opinion is required with every takedown.

8.      Please confirm for us that the opinion is also based upon the law governing the warrant and unit agreements.

The Company and its undersigned counsel hereby confirm that the opinion is also based upon the law governing the warrant and unit agreements.

I believe that this responds to all of the Staff’s comments. Please do not hesitate to contact me if you have any further questions or comments. I can be reached by telephone at 303-295-9704.

Sincerely,

/s/ Andrew A. Lopez
Andrew A. Lopez

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